Confidential Treatment Requested

by EMC Corporation

FOIA Confidential Treatment Request

January 11, 2008

VIA ELECTRONIC TRANSMISSION

Mr. Craig Slivka, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

RE:	EMC Corporation

Definitive 14A

Filed March 27, 2007

File No. 001-09853

Dear Mr. Slivka:

In connection with your letter dated December 14, 2007, to Joseph M. Tucci, Chairman, President and Chief Executive Officer of EMC Corporation (“EMC” or the “Company”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by our responses in regular typeface.

Pursuant to 17 C.F.R. § 200.83, the Company is requesting confidential treatment for portions of our response to comments #1 and #2. The Company requests that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, the Company respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to my attention.

1.

We note your statement in the fourth paragraph on page 9 of your response letter that your competitors would be able to estimate your cost structure and potentially your pricing model if you were to disclose your revenue and profit contribution. By way of example, please clarify what your competitors would discern and how they would do

Mr. Craig Slivka	Confidential Treatment Requested
January 11, 2008	by EMC Corporation

so from the disclosure of your targets under the COPs Plans. Please also clarify how your competitors would use this information to your competitive disadvantage. Please do the same for the goals of the ESG plans discussed on page 10.

Response:

Exemption 4 of the FOIA

Exemption 4 of the FOIA1 exempts from public disclosure information that is (1) commercial or financial, (2) obtained from a person, and (3) privileged or confidential.2 Each of these requirements is discussed in more detail below.

Commercial or Financial Information. The United States Court of Appeals for the District of Columbia Circuit has held that “the terms ‘commercial’ and ‘financial’ . . . should be given their ordinary meanings.”3 Further, information qualifies as “commercial” if it “pertain[s] or relat[es] to or deal[s] with commerce.”4 The United States District Court for the District of Columbia has held that information relating to financial and other expenses of a company is exempt from disclosure.5 In addition, pricing information, cost information and other financial data have been held to constitute protected “commercial or financial information.”6 The targets are commercial and financial because they directly correspond to the Company’s financial and operational success. Therefore, based on the ordinary meanings of the terms, the targets under our business unit plans clearly constitute “commercial” and “financial” information.

Obtained from a Person. A company is a “person” under Exemption 4,7 and therefore because the targets are obtained from the Company, they are obtained from a person.

Confidential Information. Information is “confidential” under Exemption 4 if its disclosure is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained.”8 In order to show “substantial competitive harm,” a party must show that it actually faces competition and that substantial competitive injury would likely result from disclosure.9 The United States Court of Appeals for the District of Columbia Circuit has found that information was competitively sensitive because its disclosure “would provide competitors with valuable

[1]	5 U.S.C. § 552(b)(4).
[2]	National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 766 (D.C. Cir. 1974).
[3]	Public Citizen Health Research Group v. FDA, 704 F.2d 1280, 1290 (D.C. Cir. 1983).
[4]	American Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 870 (1978).
[5]	Cortez III Serv. Corp., Inc. v. NASA, 921 F. Supp. 8, 10, 13 (D.D.C. 1996).
[6]	See Landfair v. United States Dep't of the Army, 645 F. Supp. 325, 328 (D.D.C. 1986); Timken Co. v. United States Customs Serv., 491 F. Supp. 557, 559-60 (D.D.C. 1980).
[7]	Allnet Communication Servs., Inc. v. FCC, 800 F. Supp. 984, 988 (D.D.C. 1992).
[8]	National Parks & Conservation Ass'n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).
[9]	National Parks & Conservation Ass'n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Mr. Craig Slivka	Confidential Treatment Requested
January 11, 2008	by EMC Corporation

insights into the operational strengths and weaknesses”10 of the company compelled to disclose such information, and would facilitate “[s]elective pricing, market concentration, expansion plans and possible take-over bids.”11 In addition, the court found that suppliers, contractors, labor unions and creditors could use such information to bargain for higher prices, wages or interest rates, while competitors who were not similarly required to disclose such information would not be similarly exposed.12 The Commission has acknowledged the need for confidential treatment of specific sensitive terms of business agreements for these same reasons.13 The Company details below the competition it faces in each of its businesses whose performance is tied to an incentive plan and explains why substantial competitive injury would result from disclosure of the targets.

[***Confidential treatment requested for the paragraphs below:

Redacted

End of request for confidential treatment***]

2.	We note your statement on page 11 of your response letter that admitting that total customer experience goals were not achieved, even retrospectively, would result in competitive harm to you since your competitors could use this information to solicit current and potential customers of yours. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response. You may want to clarify whether your competitors know who your customers are and which ones were involved in your missing customer experience goals. Please also address how the pursuit of your customers using this information is any different from your competitors’ regular course pursuit of the same customers as you.

Response:

[***Confidential treatment requested for the paragraphs below:

Redacted

End of request for confidential treatment***]

*    *    *

[10]	Id. at 684.
[11]	Id.
[12]	Id.
[13]

See In re Freedom of Information Act Appeal of Samuel Schulman, FOIA Release No. 97, 42 SEC Docket 343 (Nov. 16, 1988); In re Freedom of Information Act Appeal of William C. Hou, FOIA Release No. 102, 42 SEC Docket 1069 (Jan. 23, 1989).

Mr. Craig Slivka	Confidential Treatment Requested
January 11, 2008	by EMC Corporation

Should you have any further questions on the above, please do not hesitate to contact me at (508) 293-7254.

Sincerely,

/s/ Susan I. Permut
Susan I. Permut
Senior Vice President and
Deputy General Counsel